12010964

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2012
REGISTRATIONS BRANCH

2/23/12

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

Sec# 65979

REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2011** AND ENDING: **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

STOUT RISIUS ROSS ADVISORS, L.L.C. FOR OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 TOWN CENTER, 20th FLOOR
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48075**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson	**(248) 432-1229**
(Name)	(Phone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

CLAYTON & McKERVEY, P.C.
(Accounting Firm)

2000 TOWN CENTER, SUITE 1800
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48075**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

2/23/12

STOUT RISIUS ROSS ADVISORS, L.L.C.

FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31, 2011 AND 2010

Clayton & McKervey P.C. | CPAs

STOUT RISIUS ROSS
ADVISORS, L.L.C.

FINANCIAL INFORMATION

YEARS ENDED
DECEMBER 31, 2011 AND 2010

CONTENTS

	Page
Facing Page	Tab 1
Oath or Affirmation	Tab 2
Financial Statements	Tab 3
Report on Internal Controls	Tab 4
Report on Agreed-Upon Procedures	Tab 5

Facing Page

Oath or
Affirmation

OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, L.L.C., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michael D. Benson

Managing Director

Subscribed and sworn to before me this 13th date of Feb., 2012

Notary Public

ABBEY JO DIENES
Notary Public - State of Michigan
County of Oakland
My Commission Expires March 28, 2017
Acting in the County of Oakland

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☑ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Financial
Statements

STOUT RISIUS ROSS ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	3 – 4
FINANCIAL STATEMENTS	
Statements of Financial Condition	5
Statements of Income	6
Statements of Changes in Member's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9 – 14

Clayton & McKervey P.C. | CPAs

INDEPENDENT AUDITORS' REPORT

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, L.L.C., (the "Company") as of December 31, 2011 and 2010, and the related statements of income, changes in member's equity, and cash flows for the years then ended, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STOUT RISIUS ROSS ADVISORS, L.L.C. at December 31, 2011 and 2010, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note G, Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such

Clayton & McKervey, P.C. www.claytonmckervey.com
2000 Town Center, Suite 1800, Southfield, Michigan 48075
Phone 248.208.8860 Fax 248.208.9115

information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and the other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 13, 2012

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2011	2010
ASSETS		
Cash	$ 266,854	$ 251,431
Cash segregated under central registration depository	2,918	1,897
Billed and unbilled receivables from customers	96,908	224,756
Prepaid expenses	8,356	5,256
TOTAL ASSETS	$ 375,036	$ 483,340

	2011	2010
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 200	$ 300
Due to parent	0	0
Accrued expenses	27,000	8,625
Member's equity	347,836	474,415
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 375,036	$ 483,340

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31

	2011	2010
REVENUES:		
Investment banking	$ 1,210,000	$ 1,646,050
Interest income	1,075	507
Miscellaneous income	950	902
Total revenues	1,212,025	1,647,459
EXPENSES:		
Employee compensation and benefits	476,163	642,100
Advertising	2,531	7,405
Computer	4,537	7,506
Continuing education	2,305	1,966
Library and subscriptions	(1,300)	(750)
Recruiting and employee relations	1,471	886
Unrecovered client costs	5,755	190
Professional dues and licenses	23,267	14,803
Bad debt expense	24,117	
Business insurance	892	863
Professional fees	47,833	24,264
Other	1,033	779
Total expenses	588,604	700,012
NET INCOME	$ 623,421	$ 947,447

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31

Balance at January 1, 2010	$ 216,968
Net income for the year ended December 31, 2010	947,447
Capital contributed	0
Distributions	(690,000)
Balance at December 31, 2010	**$ 474,415**
Net income for the year ended December 31, 2011	623,421
Capital contributed	0
Distributions	(750,000)
Balance at December 31, 2011	**$ 347,836**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 623,421	$ 947,447
Net changes in assets and liabilities from operations:		
Cash segregated under central registration depository	(1,021)	(242)
Billed and unbilled receivables from customers	127,848	(169,631)
Prepaid expenses	(3,100)	(275)
Accounts payable	(100)	(653)
Due to parent	0	(13)
Accrued expenses	18,375	8,625
Net cash provided by operating activities	765,423	785,258
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(750,000)	(690,000)
Net cash used in financing activities	(750,000)	(690,000)
NET INCREASE IN CASH	15,423	95,258
CASH		
Beginning of year	251,431	156,173
End of year	$ 266,854	$ 251,431

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and California.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
STOUT RISIUS ROSS ADVISORS, L.L.C. is owned entirely by Stout Risius Ross, Inc. (the "Parent Company"). The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by it, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger, acquisition, divestiture, corporate finance, and strategic advisory services.

Billed and Unbilled Receivables from Customers
Unbilled receivables represent amounts of revenue earned on completed contracts for which no invoices to customers have been issued.

The Company carries its billed and unbilled receivables from customers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on the history of past write-offs and collections and current credit conditions. The Company did not establish an allowance for the years ended December 31, 2011 or 2010.

Revenue Recognition
Revenues include revenues and fees for merger and acquisition advisory services which are earned when services for the transactions are completed and the underlying transaction is closed.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Advertising
The Company expenses advertising costs as they are incurred. Total advertising expenses for the years ended December 31, 2011 and 2010 totaled $2,531 and $7,405, respectively.

Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

At December 31, 2011 and 2010, the companies had no accrual for interest and penalties related to uncertain tax positions as management has determined that there are no uncertain tax positions as of and for the years then ended.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Subsequent Events
The financial statements were approved and authorized by management on February 13, 2012. All events and transactions through February 13, 2012 were evaluated by management for potential recognition and disclosure in the financial statements.

NOTE C: CASH

The Company maintains its cash in a bank deposit account with a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 of the account. The bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses.

NOTE D: CASH SEGREGATED UNDER CENTRAL REGISTRATION DEPOSITORY

Cash of $2,918 and $1,897 was segregated and maintained under a separate account under an agreement with FINRA for the years ended December 31, 2011 and 2010, respectively. The account is established to pay for regulatory and customary expenses to comply with FINRA.

NOTE E: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital of $239,654, which was $234,654 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital is 0.11 to 1. At December 31, 2010, the Company had net capital of $242,506, which was $237,506 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.04 to 1.

NOTE F: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The parent will be responsible for office supplies, computers and related technological support, banking fees, liability insurance, facility rent and utilities, telephones, taxes, marketing, general business and property insurance, administrative support and other expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. Per the terms of the expense agreement, the parent paid approximately $25,400 and $22,600 for the years ending December 31, 2011 and 2010, respectively.

NOTE G: SCHEDULE I

STOUT RISIUS ROSS ADVISORS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	2011	2010
Net capital		
Total member's equity	$ 347,836	$ 474,415
Deduct member's equity not allowable for net capital	0	0
Total member's equity qualified for net capital	347,836	474,415
Add:		
Subordinated borrowings allowable in computation of net capital	0	0
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated borrowings	347,836	474,415
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under central registration depository	(2,918)	(1,897)
Organizational costs	0	0
Billed and unbilled receivables from customers	(96,908)	(224,756)
Prepaid expenses	(8,356)	(5,256)
Secured demand note deficiency	0	0
Commodity future contracts	0	0
Other deductions or charges	0	0
	(108,182)	(231,909)
Other additions or charges	0	0
Net capital before haircuts on securities positions (tentative net capital)	239,654	242,506
Haircuts on securities		
Contractual securities commitments	0	0
Securities collateralizing secured demand notes	0	0
Trading and investment securities	0	0
	0	0
Net capital	$ 239,654	$ 242,506

NOTE G: SCHEDULE I, Continued

	2011	2010
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$ 200	$ 300
Due to parent	0	0
Accrued expenses	27,000	8,625
Drafts for immediate credit	0	0
Market value of securities borrowed for which no equivalent value is paid or credited	0	0
Other unrecorded amounts	0	0
Total aggregate indebtedness	$ 27,200	$ 8,925
Computation of basic net capital requirement Minimum net capital required:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,813	$ 595
Minimum dollar net capital requirement of reporting entity	5,000	5,000
Net capital requirement (greater of the two above amounts)	$ 5,000	$ 5,000
Excess net capital at 1,000 percent	$ 234,654	$ 237,506
Ratio: Aggregate indebtedness to net capital	0.11 to 1	0.04 to 1

No material differences exist between the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission on Schedule I in Note G and the non-clearing broker-dealer's unaudited filing of Part IIA Quarterly 17a-5(a) FOCUS report for the periods ending December 31, 2011 and 2010.

NOTE H: REQUIRED SUPPLEMENTARY SCHEDULES

Certain supplementary schedules are required to be filed with the financial statements. These supplementary schedules are required to be presented in the format required by SEC rules and required to be filed as a part of the non-clearing broker-dealer's FOCUS report. The following required supplementary schedules were not prepared because they did not apply:

- **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -** Pursuant to Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, the Company is exempt from the reserve requirements set forth. The Company is an investment banking or introductory business and does not carry customer accounts.

- **Information Relating to Possession or Control Requirements Under Rule 15c3-3 -** This schedule discloses the number of security positions and the related market value of securities required to be in possession or control that had not been reduced to possession or control in the proper timeframe because (a) properly issued segregation instructions were not acted upon or (b) segregation instructions were not issued. The Company does not possess or control securities, therefore, this schedule does not apply.

- **Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act -** This schedule shows the computation of the amount of funds that must be segregated for customer's trading on U.S. commodity exchanges and the total funds segregated by the non-clearing broker-dealer to meet those requirements. The secured amount schedule shows the computation of funds required to be set-aside in separate accounts for customers trading on non-U.S. commodity exchanges and the amount of funds in such separate accounts. The Company does not maintain any of these funds and therefore, this schedule does not apply.

Report on
Internal Controls

REPORT ON INTERNAL CONTROL

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

In planning and performing our audit of the financial statements and schedule of STOUT RISIUS ROSS ADVISORS, L.L.C. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purposes of expressing our opinion on the financial statements and schedule and not to provide assurance on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 13, 2012

Clayton & McKervey P.C. | CPAs

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Members
Stout Risius Ross Advisors, L.L.C.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, which were agreed to by Stout Risius Ross Advisors, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Stout Risius Ross Advisors, L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stout Risius Ross Advisors, L.L.C. management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the members of Stout Risius Ross Advisors, L.L.C.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 13, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 31st of December, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065979 FINRA DEC
STOUT RISIUS ROSS ADVISORS LLC 18*18
4000 TOWN CTR 20TH FL
SOUTHFIELD MI 48075-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marci Deschner
248-208-8800

2. A. General Assessment (item 2e from page 2) $ 3,030.06

B. Less payment made with SIPC-6 filed (exclude interest) (2,120.88)

7/27/11
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 927.18

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 927.18

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 927.18

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stout Risius Ross Advisors, LLC
(Name of Corporation, Partnership or other organization)

Marci Deschner
(Authorized Signature)

FINOP
(Title)

Dated the 6th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 20 11
and ending Dec. 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,212,025

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions Ø

2d. SIPC Net Operating Revenues $ 1,212,025

2e. General Assessment @ .0025 $ 3,030.06

(to page 1, line 2.A.)

SIPC-6

(34-REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2011

Read carefully the instructions in your Working Copy before completing this Form

SIPC-6

(34-REV 7 10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065979 FINRA DEC
STOUT RISIUS ROSS ADVISORS LLC 17*17
4000 TOWN CTR 20TH FL
SOUTHFIELD MI 48075-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marci Deschner 248-208-8800

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 2,102.88
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(Ø)
	2. Assessment balance due	2,102.88
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	Ø
C.	Total assessment and interest due	$ 2,102.88
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 2,102.88	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 27th day of July, 2011.

Stout Risius Ross Advisors, LLC
(Name of Corporation, Partnership or other organization)

Marci Deschner
(Authorized Signature)

FINOP
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2011
and ending 6/30/2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 841,151
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 841,151
2e. General Assessment @ .0025	$ $2,102.88 (to page 1, line 2.A.)